Exhibit 99.1

620 – 1111 Melville Street
Vancouver, BC
V6E 3V6

CHANGE OF AUDITOR NOTICE

TO:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

AND TO:	BF Borgers, Certified Public Accountants

AND TO:	Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants

TAKE NOTICE THAT effective October 13, 2021, Dale Matheson Carr-Hilton Labonte, Chartered Professional Accountant, the current auditor of ParcelPal Logistics Inc. (the “Company”), resigned as auditor of the Company at its own initiative. The Company has filled the vacancy by appointing BF Borgers, Certified Public Accountants, as auditor of the Company to audit the financial statements of the Company, commencing with the financial year ending December 31, 2021.

The Company gives the following notice in accordance with National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”):

1.
No auditor’s report of Dale Matheson Carr-Hilton Labonte LLP contained in the annual consolidated financial statements of the Company for the fiscal year immediately preceding the date of this notice (December 31, 2020) or for any period subsequent to the most recently completed period for which an audit report was issued, contained a modified opinion.

2.
The resignation of Dale Matheson Carr-Hilton Labonte LLP and the appointment of BF Borgers as auditors of the Company, was considered by the Audit Committee and approved by the Board of Directors of the Company.

3.	In the Company’s opinion, no “reportable events” (as defined in NI 51-102) occurred.

Dated as of October 18, 2021.

PARCELPAL LOGISTICS INC.

Per:	“Rich Wheeless”
Name: Rich Wheeless
Title: Chief Executive Officer